SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of November 2001

                                  MIH LIMITED

                (Translation of registrant's name into English)

                                Abbott Building
                                 Mount Street
                                    Tortola
                                   Road Town
                            BRITISH VIRGIN ISLANDS

                   (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-P.)

                Form 20-F [x]                  Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes [ ]                         No [x]


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                                 EXHIBIT LIST

                                                              Sequential
Exhibit            Description                                Page Number

99.1               Press Release, Commentary and Interim
                   results for the six months ended
                   September 30, 2001 dated November 27,
                   2001 of MIH Limited



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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to he signed on its behalf by the undersigned, thereunto duly authorized.

                                        MIH LIMITED

Date: November 27, 2001 by                 /s/ Stephen Francis Ward
                                        ---------------------------------------
                                        Name:  Stephen Francis Ward
                                        Title: Director